TSX: IMG NYSE: IAG	NEWS RELEASE

lAMGOLD REPORTS INCREASE IN MINERAL RESERVES AND RESOURCES AT
EXISTING ASSETS, WITH INCREASE IN RESOURCES AT GOSSELIN

All amounts are in US dollars, unless otherwise indicated.

Measured and indicated resources are quoted inclusive of proven and probable reserves for all sites and projects.

Toronto, Ontario, February 15, 2024 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") announces its updated Mineral Reserves and Mineral Resources statement as of December 31, 2023 prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). A summary table of the updated Mineral Resources and Reserves for the Company's current assets, including attributable ounces accounting for ownership interest, can be found at the end of this news release.

Highlights

  Updated Gosselin Mineral Resource estimate (100% basis) of 4.4 million Indicated gold ounces in 161.3 million tonnes ("Mt") at 0.85 grams per tonne gold ("g/t Au"), and 3.0 million Inferred ounces (123.9 Mt at 0.75 g/t Au). This represents an estimated increase of 1.1 million ounces in Indicated and 1.3 million ounces in Inferred, representing a 32% and 74% increase respectively. On an attributable basis (60.3%), the Gosselin Mineral Resource estimate is 2.7 million ounces Indicated and 1.8 million ounces Inferred.
  Proven and Probable ("P&P") Mineral Reserves (100% basis) of current assets increased 12% to 11 million ounces of gold in 302 Mt at 1.14 g/t Au (7.8 million ounces attributable).

- The Westwood Mine Complex ("Westwood") Mineral Reserves increased 109% to 1.2 million ounces (5.3 Mt at 7.14 g/t Au), as underground rehabilitation efforts over the course of the year allowed for the resumption of mining activities in previously closed zones.

  Measured and Indicated ("M&I") Mineral Resources (100% basis) of current assets increased 16% to 25.9 million ounces of gold in 811.7 Mt at 0.99 g/t Au (18.3 million ounces attributable).

- Côté Gold Project ("Côté Gold" or "Côté") M&I Mineral Resources (100% basis) increased 1.9 million ounces or 18% to 12.1 million ounces in 444.8 Mt at 0.84 g/t Au (7.3 million ounce attributable).

  Gold price assumptions for Mineral Reserves were updated to $1,400 per ounce from $1,300 per ounce; and for Mineral Resources to $1,700 per ounce from $1,500 per ounce.

"The IAMGOLD exploration and operating teams have done an exceptional job over the past year, ensuring that we have replaced more than we mined during a period when our focus and capital was directed towards the upcoming ramp up of Côté Gold," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "At Essakane our teams continue to uncover additional value while managing the safety constraints of our operating footprint, while at Westwood the growth in our reserves is a direct result of the tireless efforts of our teams and successes in the extensive redevelopment and rehabilitation of the mine."

"The updated resource at Gosselin is very exciting as the value of this deposit to the Côté project is clear. Gosselin is a large-scale deposit sitting immediately adjacent to Côté, that when combined have an estimated Measured and Indicated Mineral Resource of 16.5 million ounces with an additional 4.2 million ounces of Inferred, putting the project in exclusive company of large-scale Canadian assets. This year we look forward to the continued drilling of Gosselin, targeting the potential connecting extensions of the breccias between the resource pits, as well drilling beneath the mineralized envelopes to test the depth extensions and give some insights into the ultimate potential of these highly prospective deposits."

Mineral Reserves

TABLE 1: MINERAL RESERVES (@100%) SUMMARY
	2022[2]			2023			%▲
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)
Essakane[3]
Proven (stockpile)	21,413	0.67	464	20,047	0.65	417	-6%	-3%	-10%
Probable (open pit)	31,858	1.56	1,597	42,123	1.32	1,787	32%	-15%	12%
Total	53,270	1.20	2,061	62,170	1.10	2,204	17%	-8%	7%
Westwood[4]
Proven (underground)	112	11.26	41	382	10.40	128	240%	-8%	214%
Probable (underground)	1361	10.83	474	2,982	10.65	1,021	119%	-2%	116%
Subtotal	1473	10.86	514	3,364	10.62	1,149	128%	-2%	123%
Proven (Grand Duc)	16	1.14	1	465	0.69	10	2807%	-39%	900%
Probable (Grand Duc)	1711	1.22	67	1460	1.17	55	-15%	-4%	-18%
Subtotal	1727	1.22	68	1,925	1.05	65	11%	-13%	-3%
Total	3,200	5.66	582	5,289	7.14	1,214	65%	26%	109%
Côté Gold[3]
Proven	130,988	1.01	4,260	132,202	1.09	4,620	1%	8%	8%
Probable	102,343	0.89	2,914	102,442	0.91	2,990	0%	2%	3%
Total	233,331	0.96	7,174	234,644	1.01	7,610	1%	5%	6%
Total P&P Reserves[1]	289,801	1.05	9,817	302,104	1.14	11,028	4%	9%	12%
  Figures may not add due to rounding.
  2022 Mineral Reserves estimated as of December 31, 2022, using a gold price of $1,300 per ounce for Essakane, Westwood and Cote Gold; and $1,350 per ounce for the Grand Duc satellite pit at Westwood.
  2023 Mineral Reserves estimated as of December 31, 2023, using a gold price of $1,400 per ounce for Essakane and Côté Gold.
  Westwood (underground) Mineral Reserves have been estimated as of December 31, 2023 using a $1300 per ounce gold price and a 6.41g/t Au cut-off grade, The Grand Duc Mineral Reserves estimate is included in the Westwood Reserves estimate and have been estimated as of December 31, 2023 using a gold price of $1600 per ounce.

Proven and Probable Mineral Reserves, on a 100% basis for current assets, were estimated at 11.0 million ounces of gold (7.8 million ounces attributable) as of December 31, 2023, which was a 12% increase or 1.2 million ounces, from the year prior. Mineral Reserves at Essakane and Westwood increased 143,000 ounces and 632,000 ounces, respectively, for a combined 775,000 ounces, more than offsetting reserve depletion from mining of 453,000 ounces last year on a 100% basis.

2023 Mineral Reserves Reconciliation (000 oz Au)

  Mineral Reserves on a 100% basis. Figures may not add due to rounding.
  Reserve depletion from mining is a subset of depletion from operations based on total material fed to the mill in 2023, containing Mineral Reserves and Resources, of an estimated 559,000 ounces (11.3 Mt @ 1.26 g/t Au from Essakane and 1.0 Mt @ 3.03 g/t Au from Westwood).

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Essakane P&P Mineral Reserves, on a 100% basis, increased an estimated 7% from the year prior, to 2.2 million ounces (2.0 million ounces attributable) at an average grade of 1.10 g/t Au. Probable Mineral Reserves (open pit) were estimated, on a 100% basis, at 1.8 million ounces (1.6 million ounces attributable) at an average grade of 1.32 g/t Au. On December 18, 2023, IAMGOLD announced an updated Mineral Resource and Reserve estimate for Essakane that was prepared in accordance with the disclosure requirements of NI 43-101 and had an effective date of September 30, 2023. Relative to this date, Essakane P&P Mineral Reserves decreased 144,000 ounces reflective of operating activities conducted in the fourth quarter.

Westwood Mineral Reserves, including the Grand Duc open pit, increased 109% from 582,000 ounces to 1.2 million ounces, net of depletion, with grades increasing 26% to 7.14 g/t Au. Excluding Grand Duc, underground Mineral Reserves were estimated at 1.1 million ounces at an average grade of 10.6 g/t Au. The increase in Mineral Reserves was driven by the rehabilitation efforts over the course of the year which allowed for the resumption of mining activities in previously closed zones. The Company plans to file an updated NI 43-101 technical report in the second half of the year detailing the results of certain mine optimization efforts and strategic assessments of the Westwood Complex.

Côté Gold Mineral Reserves, on a 100% basis, increased 6%, or 436,000 ounces, to 7.6 million ounces, with grades increasing 5% to 1.01 g/t Au. On an attributable basis of 60.3% ownership in the joint venture with Sumitomo Metals Mining Co. Ltd. ("Sumitomo"), Côté Gold Mineral Reserves were estimated at 4.6 million ounces. The increase in ounces was driven by the increased grade of Proven Mineral Reserves to 1.09 g/t Au based on an increase in stockpiled inventory and the ongoing grade control drilling program, with minimal impact from the gold price assumption increase to $1,400 per ounce as the tailings management facility is the primary constraint on the Mineral Reserves estimate.

A $1,400 per ounce gold price assumption was used in the 2023 Mineral Reserve estimate as of December 31, 2023 for Essakane and Côté Gold, an increase from the prior year assumption of $1,300 per ounce. The Westwood underground Mineral Reserve gold price assumption was unchanged at $1,300 per ounce.

Mineral Resources

Measured and Indicated Mineral Resources (inclusive of Mineral Reserves and on a 100% basis) for IAMGOLD's current assets increased 16% or 3.6 million ounces, to a total of 25.9 million ounces as of December 31, 2023 (18.3 million ounces attributable). M&I Mineral Resource average grades remained essentially flat year over year at 0.99 g/t Au. The increase in total ounces can be primarily attributed to the increase in M&I Mineral Resources at Côté Gold and Gosselin.

Global Inferred Mineral Resources (on a 100% basis) declined 10%, or 1.1 million ounces, to a total of 10.1 million ounces as of December 31, 2023 (7.4 million ounces attributable). The decline in ounces is primarily associated with the upgrading of resource classification to M&I at Côté Gold, which offset increases at Gosselin, Nelligan and Essakane. Inferred Mineral Resources have a great amount of uncertainty as to their grade and quantity because they are based on limited geological evidence. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category or converted to Mineral Reserves.

The Company assumed a gold price of $1,700 per ounce for estimating Mineral Resources as of December 31, 2023 at Essakane, Côté Gold, Gosselin, Nelligan and Gossey. Westwood Mineral Resources were estimated using a $1,600 per ounce gold price. Monster Lake and Diakha-Siribaya Mineral Resources were estimated using a $1,500 per ounce gold price, unchanged from the prior year.

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TABLE 2: MINERAL RESOURCES (@100%) SUMMARY[1]
	2022[2]			2023[3]			%▲
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)
OPERATIONS
Essakane
Measured	34,282	0.55	607	21,379	0.64	439	-38%	16%	-28%
Indicated	52,945	1.32	2,247	65,702	1.40	2,951	24%	6%	31%
Total M&I	87,227	1.02	2,854	87,081	1.21	3,390	0%	19%	19%
Inferred	2,318	1.44	107	8,344	1.46	392	260%	1%	265%
Westwood[4]
Measured	791	9.29	236	1,158	7.85	292	46%	-15%	24%
Indicated	7,213	8.83	2,047	7,257	9.14	2,133	1%	4%	4%
Total M&I	8,003	8.87	2,283	8,415	8.96	2,425	5%	1%	6%
Inferred	2,699	12.34	1,071	1,465	15.78	743	-46%	28%	-31%
Côté Gold
Measured	152,534	0.96	4,726	167,040	0.96	5,160	10%	0%	9%
Indicated	213,382	0.80	5,480	277,733	0.77	6,907	30%	-3%	26%
Total M&I	365,916	0.87	10,206	444,773	0.84	12,067	22%	-3%	18%
Inferred	189,108	0.63	3,813	60,591	0.61	1,184	-68%	-3%	-69%
DEVELOPMENT & EXP
Gosselin
Indicated	124,500	0.84	3,350	161,300	0.85	4,420	30%	2%	32%
Inferred	72,900	0.73	1,710	123,900	0.75	2,980	70%	3%	74%
Nelligan[7]
Indicated	73,500	0.84	1,991	74,500	0.84	2,006	1%	0%	1%
Inferred	129,500	0.87	3,600	142,600	0.85	3,889	10%	-2%	8%
Monster Lake[5]
Inferred	1,110	12.14	433	1,110	12.14	433	0%	0%	0%
Gossey
Indicated	10,454	0.87	291	7,690	0.91	224	-26%	4%	-23%
Inferred	2,939	0.91	85	1,520	1.04	51	-48%	15%	-40%
Diakha-Siribaya[6]
Indicated	27,937	1.48	1,325	27,937	1.48	1,325	0%	0%	0%
Inferred	8,468	1.53	417	8,468	1.53	417	0%	0%	0%

Total M&I Resources[1]	697,538	0.99	22,300	811,696	0.99	25,858	16%	0%	16%
Total Inferred Resources[1]	409,041	0.85	11,237	347,997	0.90	10,090	-15%	6%	-10%
  Figures may not add due to rounding.
  Mineral Resources estimated as of December 31, 2022, using a gold price of $1,500 per ounce for the Essakane, Westwood (including Grand Duc satellite pit), Côté Gold, Gosselin, Nelligan, Monster Lake, Gossey, and Diakha-Siribaya Gold Project.
  2023 Mineral Resources estimated as of December 31, 2023, using a gold price of $1,700 per ounce for Essakane, Côté Gold, Gosselin, Nelligan  and Gossey; and have been estimated in accordance with NI 43-101.
  Westwood Mineral Resources have been estimated as of December 31, 2023 using a 6.30 g/t Au cut-off grade over a minimum width of 2.4 metres, using a $1,600 per ounce gold price and have been estimated in accordance with NI 43-101. The Grand Duc Mineral Resources and Reserves estimate is included in the Westwood Mineral Resources and Reserves estimates. The Grand Duc Mineral Resources have been estimated as of December 31, 2023 using a gold price of $1,700 per ounce and have been estimated in accordance with NI 43-101.
  Monster Lake Mineral Resources have been estimated as of December 31, 2023 using a $1,500 per ounce gold price and have been estimated in accordance with NI 43-101.
  Diakha-Siribaya Mineral Resources have been estimated as of December 31, 2023 using a $1,500 per ounce gold price and have been estimated in accordance with NI 43-101. On December 20, 2022, IAMGOLD announced that it had entered into definitive agreements to sell the Company's interests in Diakha-Siribaya. This sale is expected to close in 2024.
  Nelligan 2022 Mineral Resource estimate announced on January 12, 2023 was amended prior to filing of the Technical Report on February 23, 2023. The changes resulted to a 21,000 ounce increase in estimated Indicated Mineral Resources and 362,000 ounce increase to Inferred Mineral Resources due to amendments made to the mining cost applied to waste material and to the percentage of payable metal applied relative to the Mineral Resource Estimate reported on January 12, 2023.

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Essakane M&I Mineral Resources, inclusive of Mineral Reserves and on a 100% basis, increased 19% to an estimated 3.4 million ounces (3.1 million ounces attributable) as of December 31, 2023, with grades increasing 19% to 1.21 g/t Au. Inferred Mineral Resources increased 265% or 285,000 ounces from the year prior with grades essentially remaining flat at an estimated 1.46 g/t Au. On December 18, 2023, IAMGOLD announced an updated Mineral Resource and Reserve estimate for Essakane that was prepared in accordance with the disclosure requirements of NI 43-101 and had an effective date of September 30, 2023. Relative to this date, Essakane M&I Mineral Resources decreased 127,000 ounces reflective of mining activities conducted in the fourth quarter, while Inferred Mineral Resources were estimated to be relatively unchanged.

Westwood M&I Mineral Resources, inclusive of Mineral Reserves, increased 6% to 2.4 million ounces as of December 31, 2023, with a modest increase in grades to 8.96 g/t Au. Inferred Mineral Resources declined 31% to 743,000 ounces as estimated grades increased 28% to 15.78 g/t Au.

Côté Gold M&I Mineral Resources, inclusive of Mineral Reserves and on a 100% basis, increased 18% or 1.9 million ounces, to 12.1 million ounces (7.3 million ounces attributable), with grades decreasing only 3% to 0.84 g/t Au. Inferred Mineral Resources decreased 69% to 1.2 million ounces at estimated grades of 0.61 g/t Au as a result of the conversion of Inferred Mineral Resource to Indicated from the ongoing grade control drill programs.

Nelligan M&I Mineral Resources, on a 100% basis, remained relatively flat at an estimated 2 million ounces averaging 0.84 g/t Au. Inferred ounces increased 8% or 289,000 ounces to a total of an estimated 3.9 million ounces at average grades of 0.85 g/t Au. On February 13th, 2024, IAMGOLD announced the successful completion of the previously announced transaction with Vanstar Mining Resources Inc. ("Vanstar"), whereby IAMGOLD has acquired all of the issued and outstanding common shares of Vanstar pursuant to a court-approved plan of arrangement. As a result of the Arrangement, IAMGOLD now owns a 100% interest in the Nelligan Gold Project, located 60 kilometres southwest of Chibougamau, Quebec, Canada.

Gosselin

The Gosselin deposit, located immediately adjacent to the Côté Gold pit, returned an updated Mineral Resource estimate, on a 100% basis, as of December 31, 2023 of 4.4 million Indicated gold ounces in 161.3 Mt at 0.85 g/t Au (2.7 million ounces attributable), and 3.0 million Inferred ounces in 123.9 Mt at 0.75 g/t Au (1.8 million ounces attributable). This represents an estimated increase of 1.1 million ounces in Indicated and 1.3 million ounces in Inferred, representing a 32% and 74% increase respectively. Combining the Gosselin and Côté deposits together results in a total Measured and Indicated Mineral Resource estimate for the Côté Gold Project of 16.5 million ounces with an additional 4.2 million ounces of Inferred.

The Company announced a maiden Mineral Resource estimate for the Gosselin deposit in October 2021 which incorporated 163 diamond drill holes totalling 54,775 metres. The 2023 updated Mineral Resource estimate incorporated an additional 57 diamond drill holes totalling 34,790 metres. Drilling to date suggests the Gosselin deposit has the potential to approach similar dimensions as the adjacent Côté deposit. Drill intercepts obtained from the newly discovered West Breccia have significantly expanded this breccia body which now measures 250 metres by 170 metres and extends for a depth of approximately 400 metres. This has helped to highlight a highly prospective corridor at depth measuring up to 850 metres in strike length that remains to be tested between the Gosselin West Breccia and the Côté Deposit hydrothermal breccia. This represents a priority exploration opportunity to further expand the Gosselin resource below the 600 metre vertical depth extent of the current 2023 resources pit shell.

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Figure 1 - Longitudinal section of Côté and Gosselin deposits within Whittle pit shells

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TABLE 3: MINERAL RESERVES AND MINERAL RESOURCES AS OF DECEMBER 31, 20231,2,,3
Mineral Resources are inclusive of Mineral Reserves

	Tonnes	Grade	Ounces	Attributable Ounces
OPERATIONS	(000s)	(g/t Au)	(000s)	(000s)
Essakane, Burkina Faso[4]				[90%]
Proven Mineral Reserves	20,047	0.65	417	375
Probable Mineral Reserves	42,123	1.32	1,787	1,608
Subtotal P&P	62,170	1.1	2,204	1,984
Measured Mineral Resources	21,379	0.64	439	395
Indicated Mineral Resources	65,702	1.40	2,951	2,656
Subtotal M&I (incl. of Reserves)	87,081	1.21	3,390	3,051
Inferred Mineral Resources	8,344	1.46	392	353
Westwood, Canada[5]				[100%]
Proven Mineral Reserves	847	5.07	138	138
Probable Mineral Reserves	4,443	7.53	1,076	1,076
Subtotal P&P	5,290	7.14	1,214	1,214
Measured Mineral Resources	1,158	7.85	292	292
Indicated Mineral Resources	7,257	9.14	2,133	2,133
Subtotal M&I (incl. of Reserves)	8,415	8.96	2,425	2,425
Inferred Mineral Resources	1,465	15.78	743	743
Côté Gold, Canada[7]				[60.3%]
Proven Mineral Reserves	132,202	1.09	4,620	2,786
Probable Mineral Reserves	102,442	0.91	2,990	1,803
Subtotal P&P	234,644	1.01	7,610	4,589
Measured Mineral Resources	167,040	0.96	5,160	3,112
Indicated Mineral Resources	277,733	0.77	6,907	4,165
Subtotal M&I (incl. of Reserves)	444,773	0.84	12,067	7,276
Inferred Mineral Resources	60,591	0.61	1,184	714
Gosselin, Canada[8]				[60.3%]
Indicated Mineral Resources	161,300	0.85	4,420	2,665
Inferred Mineral Resources	123,900	0.75	2,980	1,797
Nelligan, Canada[10,12]				[75%]
Indicated Mineral Resources	74,500	0.84	2,006	1,505
Inferred Mineral Resources	142,600	0.85	3,889	2,917
Monster Lake, Canada[9]				[100%]
Inferred Mineral Resources	1,110	12.14	433	433
Gossey, Burkina Faso[6]				[90%]
Indicated Mineral Resources	7,690	0.91	224	202
Inferred Mineral Resources	1,520	1.04	51	46
Diakha-Siribaya, Mali[1][1]				[90%]
Indicated Mineral Resources	27,937	1.48	1,325	1,193
Inferred Mineral Resources	8,468	1.53	417	376

TOTAL	Tonnes	Grade	Ounces	Attributable Ounces
	(000s)	(g/t Au)	(000s)	(000s)
Proven & Probable Mineral Reserves[1]	302,103	1.14	11,028	7,786
Measured & Indicated Mineral Resources[1]	811,696	0.99	25,858	18,317
Inferred Mineral Resources[1]	347,997	0.90	10,090	7,379

  Figures may not add due to rounding.
  In mining operations, Measured Mineral Resources and Indicated Mineral Resources that are not Mineral Reserves are considered uneconomic at the price used for Mineral Reserve estimations but are deemed to have a reasonable prospect of economic extraction.
  See "Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates".
  Essakane Mineral Reserves have been estimated as of December 31, 2023 using $1,400 per ounce gold price and Mineral Resources have been estimated as of December 31, 2023 using a $1,700 per ounce gold price and have been estimated in accordance with NI 43‐101.
  Westwood (underground) Mineral Reserves have been estimated as of December 31, 2023 using a $1300 per ounce gold price and a 6.41g/t Au cutoff grade, and Mineral Resources have been estimated as of December 31, 2023 using a 6.30 g/t Au cut‐off grade over a minimum width of 2.4 metres, using a $1,600 per ounce gold price and have been estimated in accordance with NI 43‐101. The Grand Duc Mineral Resources and Reserves estimate is included in the Westwood Mineral Resources and Reserves estimates. The Grand Duc Mineral Reserves have been estimated as of December 31, 2023 using a gold price of $1,600 per ounce and Mineral Resources have been estimated as of December 31, 2023 using a gold price of $1,700 per ounce and have been estimated in accordance with NI 43‐101.
  Gossey Mineral Resources have been estimated as of December 31, 2023 using a $1,700 per ounce gold price and have been estimated in accordance with NI 43‐101.
  Côté Gold Mineral Reserves have been estimated as of December 31, 2023 using a $1,400 per ounce gold price and the Mineral Resources have been estimated as of December 31, 2023 using a $1,700 per ounce gold price and have been estimated in accordance with NI 43‐101.
  Gosselin Mineral Resources have been estimated as of December 31, 2023 using a $1,700 per ounce gold price and have been estimated in accordance with NI 43‐101.
  Monster Lake Mineral Resources have been estimated as of December 31, 2023 using a $1,500 per ounce gold price and have been estimated in accordance with NI 43‐101.
  Nelligan Mineral Resources have been estimated as of December 31, 2023 using a $1,700 per ounce gold price and have been estimated in accordance with NI 43‐101.
  Diakha‐Siribaya Mineral Resources have been estimated as of December 31, 2023 using a $1,500 per ounce gold price and have been estimated in accordance with NI 43‐101. On December 20, 2022, IAMGOLD announced that it had entered into definitive agreements to sell the Company's interests in Diakha-Siribaya. This sale is expected to close in 2024.
  Subsequent to the end of the year, on February 13, 2024, IAMGOLD completed the acquisition of Vanstar Resources, increasing the ownership of Nelligan to 100%.

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About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to commence production in early 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in Canada. IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index, a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

QUALIFIED PERSON AND TECHNICAL INFORMATION

The Company's mineral reserves are comprised of in-place material, i.e. material containing ounces of gold for which an assessment of key modifying factors such as mining, processing, metallurgical recovery, infrastructure, economic, legal, environmental, social and governmental factors are used to determine their economic viability.

There are numerous parameters inherent in estimating proven mineral reserves and probable mineral reserves, including many factors beyond the Company's control. The estimation of mineral reserves is a subjective process, and the accuracy of any mineral reserves estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates.

Lisa Ragsdale, Director, Mining Geology, IAMGOLD Corporation is the "qualified person" for the purposes of NI 43-101 ("QP") with respect to the mineralization being reported on and is responsible for the review and approval of all mineral resources estimates for IAMGOLD. Guy Bourque, Director, Mining, IAMGOLD Corporation is the QP responsible for the review and approval of all mineral reserves estimates for IAMGOLD. The technical information in this news release has been included with the consent and prior review of Ms. Ragsdale and Mr. Bourque, as applicable. The QPs have verified the data disclosed and data underlying the information or opinions contained in this news release.

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For each of the projects and properties it operates, the Company has established rigorous methods and procedures aimed at assuring reliable estimates of its mineral reserves and resources. For each mine and project, the relevant QPs verified the data incorporated, including sampling, analytical and test data underlying the information contained in this news release. Quality control falls under the responsibility of Ms. Ragsdale and Mr. Bourque.

In estimating mineral reserves, cut-off grades are established using the Company's long-term metal price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. As part of the annual mineral reserve estimation process, the cost models used for cut-off grade calculations are compared to prior studies or estimates and are updated appropriately based on actual operating performance and price projections for inputs. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The nature of mining activities is such that the extraction of ore from a mine reduces mineral reserves. In order to renew mineral reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling programs at depth and laterally.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The mineral resource and reserve estimates contained in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These standards are similar to those found in subpart 1300 of Regulation S-K, used by the United States Securities and Exchange Commission (the "SEC"). However, the definitions in NI 43-101 and the CIM Standards differ in certain respects from those under subpart 1300 of Regulation S-K . Accordingly, mineral resource and reserve information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of subpart 1300 of Regulation S-K (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101 and the CIM Standards. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2022, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", or "project" or the negative of these words or other variations on these words or comparable terminology. For example, forward-looking statements in this news release include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the expected costs and schedule to complete projected activities concerning the Company's operations; the life-of-mine plan, ramp up assumptions and other project metrics including operating costs in respect to the Company's mining properties; expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; regulatory filings; the Company's capital allocation; the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; the price of gold and other commodities; foreign exchange rates and currency fluctuations.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; expected completion of projected activities; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the ability of the Company to successfully complete construction and commence commercial production from its mines; the ability of the Company to complete acquisitions and dispositions; the Company's business strategies and its ability to execute thereon; security risks, including civil unrest, hostilities, war or terrorism and disruptions to the Company's supply chain as a result of such security risks, particularly in regions outside of Canada concerning the Company's operations; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (such as diesel and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; expropriation or nationalization of property in jurisdictions which the Company does or may carry business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; the impact of inflationary pressures; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

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Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

All material information on IAMGOLD can be found at www.sedarplus.ca or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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